Rumble Motors, Inc.



ANNUAL REPORT

1001 2nd st

Sacramento, CA 95814

(305) 988-7308

rumblemotors.com

This Annual Report is dated February 23, 2022

BUSINESS

Overview of company

Rumble Motors designs and manufactures electric bikes focusing on cutting-edge technology, Graphene battery technology, and affordability. Our products bridge the gap between small stand-up scooters and complete electric motorcycles.

The company product was conceived in 2016 in Stockholm, Sweden, and we opened up the company with our primary location in Sacramento, CA, in 2018.

The Rumble Motors design team is in Sweden, and our manufacturing facilities are in Sacramento, CA. Our rapid development cycle has enabled us to launch a new battery technology using Super Capacitor Graphene battery cells.

Competitors and industry

The electric vehicle market is currently bifurcated into small stand-up scooters like those used by Bird and Lime and electric versions of motorcycles and cars produced by companies such as Zero Motorcycles and Tesla.

Rumble Motors sits between these markets and offers products that bridge these two segments. Vehicles that are still small enough to navigate the urban environment yet are more capable than a stand-up scooter.

Our biggest competition would be from established companies such as Zero expanding into the space. Beyond that, we mitigate competition from start-ups by continually expanding our product

catalog and adding features, such as solar panels and removable batteries, to our existing lines.
Current development stage and future roadmap

Achievements following our most recent funding round:

We introduced two new electric bikes, the Air SS and the APEX bike, to the market. Both bikes have been highly successful, and our production lines have sold out during the manufacturing stage.
Our BLIXT battery R&D initiative commenced 18 months ago. Thanks to the funding we received, we were able to create a functional prototype for our electric bikes. Currently, we are in the process of prototyping our BLIXT battery for drones and battery storage.
With a showroom of over 4,000 square feet, the Rumble Motors headquarters has been established in the heart of the Old Town Sacramento district.
Having secured exclusive distribution rights in Canada, Tacoma, WA, and Germany, Rumble Motors is now in a position to expand its production lines to keep up with the demand for its electric bikes.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $804,654.82

Number of Securities Sold: 83,296

Use of proceeds: Business development, R&D, operations

Date: July 18, 2019

Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Revenue

Revenue for fiscal year 2021 was $550,542, which doubled compared to fiscal year 2020 revenue of $260k. Due to the funds raised through StartEngine, we increased our production capacity, allowing us to sell a greater number of electric bikes.

Cost of sales

In 2021 was $323,641, an increase of approximately $162,495, from costs of $161,146 in the fiscal year 2020. The increase was primarily due to new electric bike models presented to our customers and also an increase in production lines.

Gross margins

2021 gross profit went from a -$436,911 net income in 2020 to a positive income of $8,452 in 2021.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses, and expenses for BLIXT Graphene battery. Expenses in 2021 decreased from 2020. The reason is we invested in R&D for BLIXT Graphene battery technology.

Historical results and cash flows

The company is currently in the final stage of research and development for our BLIXT battery product and has been revenue-generating for its Bike products for the past few years. It is uncertain whether the historical cash flows will be indicative of future revenue and cash flows due to the ongoing stage of development. In the past, cash was primarily generated through equity investments and also through the sales of our bikes. The goal is to transition to generating revenue through the sale of products.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $0.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Reza Khademi Sr

Reza Khademi Sr's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Mechanical engineer

Dates of Service: July, 2018 - Present

Responsibilities: Product development There is no salary for the position.

Name: Janet Arellano

Janet Arellano's current primary role is with Portal Pacific US. Janet Arellano currently services 10 to 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Managing Director

Dates of Service: July, 2018 - Present

Responsibilities: Overview and control all business operations. Responsible for strategic guidance to the board to ensure that the Company achieves its vision and mission. There is no salary to the position.

Other business experience in the past three years:

Employer: Portal Pacific US

Title: Managing Director

Dates of Service: May, 2013 - Present

Responsibilities: Manage all aspects of the business operation.

Name: Reza (RJ) Khademi Jr

Reza (RJ) Khademi Jr's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer; Director

Dates of Service: July, 2018 - Present

Responsibilities: Business Development and industrial design of the bikes. Currently, RJ does not receive a salary of his role. At this time there is not a defined plan in place on when RJ will receive a salary for his role as it depends on certain milestones the company will reach.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Name: Reza Khademi, Jr.

Securities owned:

543,000 Common Stock
Total voting power: 42.31%

Name: Reza Khademi Sr

Securities owned:

543,000 Common Stock
Total voting power: 42.31%

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 299,582 of Common Stock.

Common Stock

The amount of security authorized is 5,000,000 with a total of 1,283,296 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

General Risks Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. An existing player may acquire the Company in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Funds Risks Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Product or Service Risks Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Security Rights Risks Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Market Competition and Operating History Risks Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. Trademarks and Patents Risks We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Other Risks The CEO of the Company does not currently take a salary for his role. Rumble Motors is an early-stage company that has developed multiple products since its inception. Accordingly, the CEO, RJ, does not currently receive a salary for his work. However, RJ is a majority owner of the business. There is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on February 23, 2023.

Rumble Motors, Inc.

By /s/ *Reza Khademi Sr*

    Name: <u>Rumble Motors, Inc.</u>

    Title: CEO, Director

Exhibit A

FINANCIAL STATEMENTS



RUMBLE MOTORS, INC.

FINANCIAL STATEMENTS

FOR THE PERIOD ENDED
DECEMBER 31, 2021 AND 2020

TOGETHER WITH
INDEPENDENT AUDITOR'S REPORT

Sep 14, 2022

Haroon Imtiaz, CPA
Mountain House, CA 95391

T: +1(415) 814-9445
E: haroonimtiazcpa@gmail.com

TABLE OF CONTENTS

DESCRIPTION	PAGE



haroon imtiaz cpa

INDEPENDENT AUDITOR'S REPORT

To Owner of Rumble Motors, Inc.:

We have audited the accompanying financial statements of Rumble Motors, Inc., which comprise the Statement of Assets & Liabilities as of December 31, 2021 and 2020, and the related Statement of Operations, Statement of Changes in Owner's Capital and Statements of Cash Flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Auditor's Conclusion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rumble Motors, Inc. as of December 31, 2021 and 2020, and the results of their operations and their cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11 to the financial statements, Rumble Motors, Inc. has suffered recurring losses from operations and has a net capital deficiency. Management's evaluation of the events and





Going Concern (Continued)
conditions and management's plans to mitigate these matters are also described in Note 12. Our opinion is not modified with respect to this matter.

Supplementary Information
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplementary information shown on page 14 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the accompanying supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

haroon imtiaz, CPA

Haroon Imtiaz, CPA
Mountain House, CA
Dated: Sep 14, 2022

RUMBLE MOTORS, INC.
Statement of Assets and Liabilities
As of December 31, 2021 and 2020

	Dec. 31, 2021	Dec. 31, 2020
ASSETS:		
Current Assets		
Cash and Cash Equivalents	$ 41,380	$ 60,988
Accounts receivable	65	1,915
Inventory	158,857	132,500
Other Current assets	315	5,715
Total Current Assets	**200,617**	**201,118**
Deposit Paid	89,971	89,971
Fixed Assets, net	-	-
Other Asset	-	-
Total Assets	**290,588**	**291,089**
LIABILITIES AND EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	11,894	10,381
Other current liabilities	-	-
Total Current Liabilities	**11,894**	**10,381**
Long-term Liabilities	-	-
Total Liabilities	**11,894**	**10,381**
Share Holders Equity		
Retained Earnings/(Loss)	(674,725)	(237,814)
Net Income/(Loss)	8,452	(436,911)
Net owner's inflow/(outflow)	944,966	955,433
Total Share Holders Equity	**278,693**	**280,708**
TOTAL LIABILITIES AND EQUITY	**$ 290,588**	**$ 291,089**

RUMBLE MOTORS, INC.
Statement of Operations
For the Twelve Months Ended Dec. 31, 2021 and Dec. 31, 2020

	Twelve Months Ended 2021	Twelve Months Ended 2020
REVENUE, Net	$ 550,542	$ 260,839
Cost of Sales	323,641	161,146
Gross Profit	226,901	99,692
General and administrative expenses	(259,397)	(536,318)
OPERATING INCOME (LOSS)	(32,496)	(436,626)
Non-operative gain and losses		
Other Income (Loss)	41,200	200
Miscellaneous Expense	-	-
Interest Expense	(250)	(487)
Interest Income	-	-
Total Non-Operative Gain (Loss)	40,950	(287)
Net Income (Loss) before Taxes	$ 8,452	$ (436,911)

RUMBLE MOTORS, INC.
Statement of Changes in Partners' Capital
For the Twelve Months Ended Dec. 31, 2021 and Dec. 31, 2020

Partners' capital, Jan. 1, 2020	$	11,212
Capital contributions		
Owner Investments		1,685
Start Engine Investments		723,150
Capital distributions		(18,428)
Net income (Loss)		(436,911)
Partners' capital, Dec. 31, 2020	$	280,708
Capital contributions		
Owner Investments		55,000
Start Engine Investments		66,844
Capital distributions		(132,312)
Net income (Loss)		8,452
Partners' capital, Dec. 31, 2021	$	278,693

RUMBLE MOTORS, INC.
Statements of Cash Flows
For the Twelve Months Ended Dec. 31, 2021 and Ended Dec. 31, 2020

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 8,452	$ (436,911)
Adjustments to reconcile Change in Net Assets to Net cash		
Provided By (Used For) operating activities:		
(Increase) / Decrease in Accounts Receivable	1,850	(1,915)
(Increase) / Decrease in Inventory	(26,357)	(116,140)
(Increase) / Decrease in Other Current Assets	5,400	(5,715)
(Increase) / Decrease in Deposit	-	(89,971)
Increase / (Decrease) in Accounts payable & accrued expenses	1,513	3,311
Total adjustments	(17,594)	(210,430)
Net cash provided (used) by operating activities	**(9,142)**	**(647,341)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash provided (used) by financing activities	**-**	**-**
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital distributions	(132,312)	(18,428)
Capital contributions	121,844	724,835
Net cash provided (used) by financing activities	**(10,468)**	**706,407**
Net increase (decrease) in cash and equivalent	(19,610)	59,066
CASH & CASH EQUIVALENTS: Jan. 1, 2021 & Jan. 1, 2020	60,988	1,922
CASH & CASH EQUIVALENTS: Dec. 31 2021 & Dec. 31 2020	$ 41,380	$ 60,988

NOTE 1. <u>GENERAL</u>

Rumble Motors, Inc. is organized under the laws of the state of California. Rumble Motors, Inc. was originally founded in 2021. Rumble Motors, Inc. is a family company located in Stockholm, Sweden and Sacramento, California. Rumble Motors, Inc. is a Swedish-American electric vehicle company that designs and manufactures electric bikes. The idea behind Rumble's electric bikes (e-bikes) is to bring the past and the future together. Vision of Rumble Motors, Inc. is to develop sustainable, affordable and fun vehicles for all users to enjoy. The flagship scooter of Rumble Motors, Inc. has the same name as the company, "Rumble", which has been released in multiple editions. The purpose of the bike is for the rider to feel as if they're riding a Cafe Racer, and not a high tech bike. Zero emissions, no more gas - just electricity and pure fun. Rumble Motors, Inc. developed numerous other e-bikes with various designs.

NOTE 2. <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

<u>Basis of Accounting</u>

The financial statements of the Company are prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America. Accordingly, revenues are recognized when earned and expenses are recorded when incurred.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and disbursements during the reporting period. Actual results could differ from those estimates.

<u>Cash and cash equivalents</u>

For purpose of the statement of cash flows, the Company considers all money market funds and highly liquid debt instruments purchased with a maturity of three months or less when purchased to be cash equivalents.

<u>Liabilities</u>

Rumble Motors, Inc. maintains current liabilities with no related party payable carrying month to month. Rumble Motors, Inc. maintains no Long term liabilities on its assets.

Note 2. <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)</u>

<u>Advertising Costs</u>

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

<u>Revenue Recognition</u>

All revenues are recorded in accordance with ASC 606, Revenue from Contracts with Customers, which is recognized when: (i) a contract with a customer has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Organization has satisfied the applicable performance obligation over time or at a point in time.

<u>Investments</u>

Investments with readily determinable fair values are reported at fair value based upon quoted market prices or published net asset values for alternative investments with characteristics similar to a mutual fund. Other alternative investments (nontraditional, not readily marketable vehicles), such as certain hedge funds, private equity, alternative hedged strategies and real assets are reported at net asset value, as a practical expedient for estimated fair value, as provided by the investment managers of the respective funds. The reported values may differ from the values that would have been reported had a ready market for these investments existed. All other investments are stated at fair value based upon quoted market prices in active markets.

<u>Fair Value Measurements</u>

The Company determines the fair market value of its financial assets & liabilities based on the fair value hierarchy established in accordance with U.S. generally accepted accounting principles.

<u>Income Taxes</u>

The Rumble Motors, Inc. is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Uncertain Tax Provisions

Accounting for uncertain income tax positions, relating to both federal and state income taxes, are required when a more likely than not threshold is attained. If such positions result in uncertainties, then the unrecognized tax liability is estimated based on a cumulative probability assessment that aggregates the estimated tax liability for all uncertain tax positions. With the adoption of these new rules, the Organization assessed its tax positions in accordance with the guidance.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, if purchased or fair value on date of contribution. Depreciation and amortization are computed on a straight-line basis over the estimated useful life of the asset. Capitalization costs incurred in connection with ongoing capital projects are recorded as systems and construction in progress. These costs will be reclassified into categories and depreciated once placed in service. Expenditures for normal maintenance and repairs are charged to expense. The estimated useful lives by asset class are as follows:

	Years
Buildings	25-50
Buildings improvements	10
Vehicles	5
Furniture and office equipment	5
Software and computer equipment	3-5

Note 3. CASH AND CASH EQUIVALENTS

Cash & cash equivalents at December 31, 2021 and 2020 of the following checking accounts:

	December 31, 2021	**December 31, 2020**
Cash	$ 41,380	$ 60,988
Total	**$ 41,380**	**$ 60,988**

NOTE 4. SUBSEQUENT EVENTS

Management has evaluated subsequent events through Sep 14, 2022, the date on which the financial statements were available to be issued. Management has determined that none of the events occurring after the date of the balance sheet through the date of Management's review substantially affect the amounts and disclosure of the accompanying financial statements.

Note 5. <u>FAIR VALUE MEASUREMENT</u>

The Organization values its investments in accordance with GAAP and consistent with the FASB's official pronouncement on Fair Value Measurements for financial assets and liabilities. The pronouncement defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP establishes a hierarchy of valuation inputs based on the extent to which the inputs are observable in the marketplace. Observable inputs reflect market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entities own assumptions about how market participants would value an asset or liability based on the best information available. Valuation techniques used to measure fair value utilize relevant observable inputs and minimize the use of unobservable inputs.

The three levels of the fair value hierarchy are as follows:
Level 1 Inputs are quoted prices or published net asset values (unadjusted), in active markets for identical assets or liabilities that the Organization has the ability to access at the measurement date.
Level 2 Inputs are other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3 Inputs are unobservable inputs for the asset or liability.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. In determining fair value, organization utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible; as well as, considers nonperformance risk in its assessment of fair value.

Fair values of assets measured on a recurring basis at Dec. 31, 2021 & 2020 are as follows:

		FMV	Quoted Prices in Active Markets for identical Assets (Level 1)	Observables Inputs (Level 2)	Unobservable Inputs (Level 3)
Cash	Dec. 31, 2021	$ 41,380	$ 41,380	-	-
Cash	Dec. 31, 2020	$ 60,988	$ 60,988	-	-

NOTE 6. <u>LITIGATION, COMMITMENTS AND CONTINGENCIES</u>

From time to time the Rumble Motors, Inc. may be subject to legal proceedings and claims in the ordinary course of its business. However, in the opinion of management, there are no claims, pending or asserted, that will have a material adverse effect on the Company's financial position.

Note 7. <u>SICK LEAVE, VACATION AND OTHER COMPENSATED ABSENCES</u>

Rumble Motors, Inc. is in conformity with the state and federal Labor Laws and Regulations, Family Care and Medical Leave, and Prohibits Workplace Discrimination.

NOTE 8. <u>CONCENTRATIONS OF CREDIT AND MARKET RISK</u>

The Rumble Motors, Inc. maintains substantially all of their cash balances in deposit accounts that at times may exceed Federally insured limits. The Rumble Motors, Inc. has not experienced any losses in such accounts. The Rumble Motors, Inc. believes they are not exposed to any significant credit risk related to these deposit accounts.

Financial instruments that potentially expose the Company to concentrations of credit and market risk consist primarily of cash and cash equivalents. Cash and cash equivalents are maintained at financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2021 and 2020, the Rumble Motors, Inc. had $0, of uninsured balances at these institutions.

NOTE 9. <u>RELATED PARTY TRANSACTIONS</u>

Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 10. <u>COVID 19</u>

The outbreak of Novel Coronavirus (COVID 19) continues to progress and evolve. Therefore, it is challenging now, to predict the full extent and duration of its business and economic impact. The extent and duration of such impacts remain uncertain and dependent on future developments that cannot be accurately predicted at this time, such as the transmission rate of the coronavirus and the extent and effectiveness of containment actions taken. Given the ongoing economic uncertainty, a reliable estimate of the impact cannot be made at the date of authorization of these financial statements. These developments could impact our future financial results, cash flows

NOTE 10. COVID 19 (Continued)

and financial condition however the management of the Company was hopeful that it will not significantly impact the business of the Company.

NOTE 11. GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities

SUPPLEMENTAL INFORMATION

RUMBLE MOTORS, INC.
SUPPLEMENTARY SCHEDULE
GENERAL AND ADMINISTRATION EXPENSES
For the Twelve Months Ended Dec. 31, 2021 and Dec. 31, 2020

	Twelve Months Ended 2021	Twelve Months Ended 2020
General and administrative expenses		
Professional & contracted Services	79,081	95,928
Advertising	106,132	105,065
Charitable Donations	515	188
Dues & subscriptions	7,413	2,562
Legal Fee	7,671	302,456
Meals & Entertainment	3,033	3,992
Office supplies & Computer related expenses	28,095	4,376
Merchant fee	1,885	11,892
Postage & mailing fee	1,153	222
Repairs & maintenance	2,687	1,419
Travel	10,169	5,330
Bank Charges	2,293	1,920
Auto Expense	4,403	953
Other Business Expenses	4,867	15
Total General and Administrative expenses	**(259,397)**	**(536,318)**

CERTIFICATION

I, Reza Khademi Sr, Principal Executive Officer of Rumble Motors, Inc., hereby certify that the financial statements of Rumble Motors, Inc. included in this Report are true and complete in all material respects.

Reza Khademi Sr

CEO, Director

Rumble Motors, Inc.



ANNUAL REPORT

1001 2nd st

Sacramento, CA 95814

(305) 988-7308

rumblemotors.com

This Annual Report is dated February 23, 2022

BUSINESS

Overview of company

Rumble Motors designs and manufactures electric bikes focusing on cutting-edge technology, Graphene battery technology, and affordability. Our products bridge the gap between small stand-up scooters and complete electric motorcycles.

The company product was conceived in 2016 in Stockholm, Sweden, and we opened up the company with our primary location in Sacramento, CA, in 2018.

The Rumble Motors design team is in Sweden, and our manufacturing facilities are in Sacramento, CA. Our rapid development cycle has enabled us to launch a new battery technology using Super Capacitor Graphene battery cells.

Competitors and industry

The electric vehicle market is currently bifurcated into small stand-up scooters like those used by Bird and Lime and electric versions of motorcycles and cars produced by companies such as Zero Motorcycles and Tesla.

Rumble Motors sits between these markets and offers products that bridge these two segments. Vehicles that are still small enough to navigate the urban environment yet are more capable than a stand-up scooter.

Our biggest competition would be from established companies such as Zero expanding into the space. Beyond that, we mitigate competition from start-ups by continually expanding our product

catalog and adding features, such as solar panels and removable batteries, to our existing lines.
Current development stage and future roadmap

Achievements following our most recent funding round:

We introduced two new electric bikes, the Air SS and the APEX bike, to the market. Both bikes have been highly successful, and our production lines have sold out during the manufacturing stage.
Our BLIXT battery R&D initiative commenced 18 months ago. Thanks to the funding we received, we were able to create a functional prototype for our electric bikes. Currently, we are in the process of prototyping our BLIXT battery for drones and battery storage.
With a showroom of over 4,000 square feet, the Rumble Motors headquarters has been established in the heart of the Old Town Sacramento district.
Having secured exclusive distribution rights in Canada, Tacoma, WA, and Germany, Rumble Motors is now in a position to expand its production lines to keep up with the demand for its electric bikes.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $804,654.82

Number of Securities Sold: 83,296

Use of proceeds: Business development, R&D, operations

Date: July 18, 2019

Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Revenue

Revenue for fiscal year 2021 was $550,542, which doubled compared to fiscal year 2020 revenue of $260k. Due to the funds raised through StartEngine, we increased our production capacity, allowing us to sell a greater number of electric bikes.

Cost of sales

In 2021 was $323,641, an increase of approximately $162,495, from costs of $161,146 in the fiscal year 2020. The increase was primarily due to new electric bike models presented to our customers and also an increase in production lines.

Gross margins

2021 gross profit went from a -$436,911 net income in 2020 to a positive income of $8,452 in 2021.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses, and expenses for BLIXT Graphene battery. Expenses in 2021 decreased from 2020. The reason is we invested in R&D for BLIXT Graphene battery technology.

Historical results and cash flows

The company is currently in the final stage of research and development for our BLIXT battery product and has been revenue-generating for its Bike products for the past few years. It is uncertain whether the historical cash flows will be indicative of future revenue and cash flows due to the ongoing stage of development. In the past, cash was primarily generated through equity investments and also through the sales of our bikes. The goal is to transition to generating revenue through the sale of products.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $0.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Reza Khademi Sr

Reza Khademi Sr's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Mechanical engineer

Dates of Service: July, 2018 - Present

Responsibilities: Product development There is no salary for the position.

Name: Janet Arellano

Janet Arellano's current primary role is with Portal Pacific US. Janet Arellano currently services 10 to 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Managing Director

Dates of Service: July, 2018 - Present

Responsibilities: Overview and control all business operations. Responsible for strategic guidance to the board to ensure that the Company achieves its vision and mission. There is no salary to the position.

Other business experience in the past three years:

Employer: Portal Pacific US

Title: Managing Director

Dates of Service: May, 2013 - Present

Responsibilities: Manage all aspects of the business operation.

Name: Reza (RJ) Khademi Jr

Reza (RJ) Khademi Jr's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer; Director

Dates of Service: July, 2018 - Present

Responsibilities: Business Development and industrial design of the bikes. Currently, RJ does not receive a salary of his role. At this time there is not a defined plan in place on when RJ will receive a salary for his role as it depends on certain milestones the company will reach.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Name: Reza Khademi, Jr.

Securities owned:

543,000 Common Stock
Total voting power: 42.31%

Name: Reza Khademi Sr

Securities owned:

543,000 Common Stock
Total voting power: 42.31%

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 299,582 of Common Stock.

Common Stock

The amount of security authorized is 5,000,000 with a total of 1,283,296 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

General Risks Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. An existing player may acquire the Company in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Funds Risks Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Product or Service Risks Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Security Rights Risks Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Market Competition and Operating History Risks Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. Trademarks and Patents Risks We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Other Risks The CEO of the Company does not currently take a salary for his role. Rumble Motors is an early-stage company that has developed multiple products since its inception. Accordingly, the CEO, RJ, does not currently receive a salary for his work. However, RJ is a majority owner of the business. There is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on February 23, 2023.

Rumble Motors, Inc.

By /s/ *Reza Khademi Sr*

    Name: <u>Rumble Motors, Inc.</u>

    Title: CEO, Director

Exhibit A

FINANCIAL STATEMENTS



RUMBLE MOTORS, INC.

FINANCIAL STATEMENTS

FOR THE PERIOD ENDED
DECEMBER 31, 2021 AND 2020

TOGETHER WITH
INDEPENDENT AUDITOR'S REPORT

Sep 14, 2022

Haroon Imtiaz, CPA
Mountain House, CA 95391

T: +1(415) 814-9445
E: haroonimtiazcpa@gmail.com

TABLE OF CONTENTS

DESCRIPTION	PAGE



haroon imtiaz cpa

INDEPENDENT AUDITOR'S REPORT

To Owner of Rumble Motors, Inc.:

We have audited the accompanying financial statements of Rumble Motors, Inc., which comprise the Statement of Assets & Liabilities as of December 31, 2021 and 2020, and the related Statement of Operations, Statement of Changes in Owner's Capital and Statements of Cash Flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Auditor's Conclusion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rumble Motors, Inc. as of December 31, 2021 and 2020, and the results of their operations and their cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11 to the financial statements, Rumble Motors, Inc. has suffered recurring losses from operations and has a net capital deficiency. Management's evaluation of the events and





Going Concern (Continued)

conditions and management's plans to mitigate these matters are also described in Note 12. Our opinion is not modified with respect to this matter.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplementary information shown on page 14 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the accompanying supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

haroon imtiaz, CPA

Haroon Imtiaz, CPA
Mountain House, CA
Dated: Sep 14, 2022


RUMBLE MOTORS, INC.
Statement of Assets and Liabilities
As of December 31, 2021 and 2020


	Dec. 31, 2021	Dec. 31, 2020
ASSETS:		
Current Assets		
Cash and Cash Equivalents	$ 41,380	$ 60,988
Accounts receivable	65	1,915
Inventory	158,857	132,500
Other Current assets	315	5,715
Total Current Assets	**200,617**	**201,118**
Deposit Paid	89,971	89,971
Fixed Assets, net	-	-
Other Asset	-	-
Total Assets	**290,588**	**291,089**
LIABILITIES AND EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	11,894	10,381
Other current liabilities	-	-
Total Current Liabilities	**11,894**	**10,381**
Long-term Liabilities	-	-
Total Liabilities	**11,894**	**10,381**
Share Holders Equity		
Retained Earnings/(Loss)	(674,725)	(237,814)
Net Income/(Loss)	8,452	(436,911)
Net owner's inflow/(outflow)	944,966	955,433
Total Share Holders Equity	**278,693**	**280,708**
TOTAL LIABILITIES AND EQUITY	**$ 290,588**	**$ 291,089**

RUMBLE MOTORS, INC.
Statement of Operations
For the Twelve Months Ended Dec. 31, 2021 and Dec. 31, 2020

	Twelve Months Ended 2021	Twelve Months Ended 2020
REVENUE, Net	$ 550,542	$ 260,839
Cost of Sales	323,641	161,146
Gross Profit	226,901	99,692
General and administrative expenses	(259,397)	(536,318)
OPERATING INCOME (LOSS)	(32,496)	(436,626)
Non-operative gain and losses		
Other Income (Loss)	41,200	200
Miscellaneous Expense	-	-
Interest Expense	(250)	(487)
Interest Income	-	-
Total Non-Operative Gain (Loss)	40,950	(287)
Net Income (Loss) before Taxes	$ 8,452	$ (436,911)

RUMBLE MOTORS, INC.
Statement of Changes in Partners' Capital
For the Twelve Months Ended Dec. 31, 2021 and Dec. 31, 2020

Partners' capital, Jan. 1, 2020	$	11,212
Capital contributions		
Owner Investments		1,685
Start Engine Investments		723,150
Capital distributions		(18,428)
Net income (Loss)		(436,911)
Partners' capital, Dec. 31, 2020	$	**280,708**
Capital contributions		
Owner Investments		55,000
Start Engine Investments		66,844
Capital distributions		(132,312)
Net income (Loss)		8,452
Partners' capital, Dec. 31, 2021	$	**278,693**

RUMBLE MOTORS, INC.
Statements of Cash Flows
For the Twelve Months Ended Dec. 31, 2021 and Ended Dec. 31, 2020

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 8,452	$ (436,911)
Adjustments to reconcile Change in Net Assets to Net cash		
Provided By (Used For) operating activities:		
(Increase) / Decrease in Accounts Receivable	1,850	(1,915)
(Increase) / Decrease in Inventory	(26,357)	(116,140)
(Increase) / Decrease in Other Current Assets	5,400	(5,715)
(Increase) / Decrease in Deposit	-	(89,971)
Increase / (Decrease) in Accounts payable & accrued expenses	1,513	3,311
Total adjustments	(17,594)	(210,430)
Net cash provided (used) by operating activities	**(9,142)**	**(647,341)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash provided (used) by financing activities	**-**	**-**
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital distributions	(132,312)	(18,428)
Capital contributions	121,844	724,835
Net cash provided (used) by financing activities	**(10,468)**	**706,407**
Net increase (decrease) in cash and equivalent	(19,610)	59,066
CASH & CASH EQUIVALENTS: Jan. 1, 2021 & Jan. 1, 2020	60,988	1,922
CASH & CASH EQUIVALENTS: Dec. 31 2021 & Dec. 31 2020	$ 41,380	$ 60,988

NOTE 1. <u>GENERAL</u>

Rumble Motors, Inc. is organized under the laws of the state of California. Rumble Motors, Inc. was originally founded in 2021. Rumble Motors, Inc. is a family company located in Stockholm, Sweden and Sacramento, California. Rumble Motors, Inc. is a Swedish-American electric vehicle company that designs and manufactures electric bikes. The idea behind Rumble's electric bikes (e-bikes) is to bring the past and the future together. Vision of Rumble Motors, Inc. is to develop sustainable, affordable and fun vehicles for all users to enjoy. The flagship scooter of Rumble Motors, Inc. has the same name as the company, "Rumble", which has been released in multiple editions. The purpose of the bike is for the rider to feel as if they're riding a Cafe Racer, and not a high tech bike. Zero emissions, no more gas - just electricity and pure fun. Rumble Motors, Inc. developed numerous other e-bikes with various designs.

NOTE 2. <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

<u>Basis of Accounting</u>

The financial statements of the Company are prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America. Accordingly, revenues are recognized when earned and expenses are recorded when incurred.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and disbursements during the reporting period. Actual results could differ from those estimates.

<u>Cash and cash equivalents</u>

For purpose of the statement of cash flows, the Company considers all money market funds and highly liquid debt instruments purchased with a maturity of three months or less when purchased to be cash equivalents.

<u>Liabilities</u>

Rumble Motors, Inc. maintains current liabilities with no related party payable carrying month to month. Rumble Motors, Inc. maintains no Long term liabilities on its assets.

Note 2. <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)</u>

<u>Advertising Costs</u>

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

<u>Revenue Recognition</u>

All revenues are recorded in accordance with ASC 606, Revenue from Contracts with Customers, which is recognized when: (i) a contract with a customer has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Organization has satisfied the applicable performance obligation over time or at a point in time.

<u>Investments</u>

Investments with readily determinable fair values are reported at fair value based upon quoted market prices or published net asset values for alternative investments with characteristics similar to a mutual fund. Other alternative investments (nontraditional, not readily marketable vehicles), such as certain hedge funds, private equity, alternative hedged strategies and real assets are reported at net asset value, as a practical expedient for estimated fair value, as provided by the investment managers of the respective funds. The reported values may differ from the values that would have been reported had a ready market for these investments existed. All other investments are stated at fair value based upon quoted market prices in active markets.

<u>Fair Value Measurements</u>

The Company determines the fair market value of its financial assets & liabilities based on the fair value hierarchy established in accordance with U.S. generally accepted accounting principles.

<u>Income Taxes</u>

The Rumble Motors, Inc. is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Uncertain Tax Provisions

Accounting for uncertain income tax positions, relating to both federal and state income taxes, are required when a more likely than not threshold is attained. If such positions result in uncertainties, then the unrecognized tax liability is estimated based on a cumulative probability assessment that aggregates the estimated tax liability for all uncertain tax positions. With the adoption of these new rules, the Organization assessed its tax positions in accordance with the guidance.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, if purchased or fair value on date of contribution. Depreciation and amortization are computed on a straight-line basis over the estimated useful life of the asset. Capitalization costs incurred in connection with ongoing capital projects are recorded as systems and construction in progress. These costs will be reclassified into categories and depreciated once placed in service. Expenditures for normal maintenance and repairs are charged to expense. The estimated useful lives by asset class are as follows:

	Years
Buildings	25-50
Buildings improvements	10
Vehicles	5
Furniture and office equipment	5
Software and computer equipment	3-5

Note 3. CASH AND CASH EQUIVALENTS

Cash & cash equivalents at December 31, 2021 and 2020 of the following checking accounts:

	December 31, 2021	**December 31, 2020**
Cash	$ 41,380	$ 60,988
Total	$ **41,380**	$ **60,988**

NOTE 4. SUBSEQUENT EVENTS

Management has evaluated subsequent events through Sep 14, 2022, the date on which the financial statements were available to be issued. Management has determined that none of the events occurring after the date of the balance sheet through the date of Management's review substantially affect the amounts and disclosure of the accompanying financial statements.

Note 5. <u>FAIR VALUE MEASUREMENT</u>

The Organization values its investments in accordance with GAAP and consistent with the FASB's official pronouncement on Fair Value Measurements for financial assets and liabilities. The pronouncement defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP establishes a hierarchy of valuation inputs based on the extent to which the inputs are observable in the marketplace. Observable inputs reflect market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entities own assumptions about how market participants would value an asset or liability based on the best information available. Valuation techniques used to measure fair value utilize relevant observable inputs and minimize the use of unobservable inputs.

The three levels of the fair value hierarchy are as follows:
Level 1 Inputs are quoted prices or published net asset values (unadjusted), in active markets for identical assets or liabilities that the Organization has the ability to access at the measurement date.
Level 2 Inputs are other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3 Inputs are unobservable inputs for the asset or liability.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. In determining fair value, organization utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible; as well as, considers nonperformance risk in its assessment of fair value.

Fair values of assets measured on a recurring basis at Dec. 31, 2021 & 2020 are as follows:

		FMV	Quoted Prices in Active Markets for identical Assets (Level 1)	Observables Inputs (Level 2)	Unobservable Inputs (Level 3)
Cash	Dec. 31, 2021	$ 41,380	$ 41,380	-	-
Cash	Dec. 31, 2020	$ 60,988	$ 60,988	-	-

NOTE 6. <u>LITIGATION, COMMITMENTS AND CONTINGENCIES</u>

From time to time the Rumble Motors, Inc. may be subject to legal proceedings and claims in the ordinary course of its business. However, in the opinion of management, there are no claims, pending or asserted, that will have a material adverse effect on the Company's financial position.

Note 7. <u>SICK LEAVE, VACATION AND OTHER COMPENSATED ABSENCES</u>

Rumble Motors, Inc. is in conformity with the state and federal Labor Laws and Regulations, Family Care and Medical Leave, and Prohibits Workplace Discrimination.

NOTE 8. <u>CONCENTRATIONS OF CREDIT AND MARKET RISK</u>

The Rumble Motors, Inc. maintains substantially all of their cash balances in deposit accounts that at times may exceed Federally insured limits. The Rumble Motors, Inc. has not experienced any losses in such accounts. The Rumble Motors, Inc. believes they are not exposed to any significant credit risk related to these deposit accounts.

Financial instruments that potentially expose the Company to concentrations of credit and market risk consist primarily of cash and cash equivalents. Cash and cash equivalents are maintained at financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2021 and 2020, the Rumble Motors, Inc. had $0, of uninsured balances at these institutions.

NOTE 9. <u>RELATED PARTY TRANSACTIONS</u>

Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 10. <u>COVID 19</u>

The outbreak of Novel Coronavirus (COVID 19) continues to progress and evolve. Therefore, it is challenging now, to predict the full extent and duration of its business and economic impact. The extent and duration of such impacts remain uncertain and dependent on future developments that cannot be accurately predicted at this time, such as the transmission rate of the coronavirus and the extent and effectiveness of containment actions taken. Given the ongoing economic uncertainty, a reliable estimate of the impact cannot be made at the date of authorization of these financial statements. These developments could impact our future financial results, cash flows

NOTE 10. COVID 19 (Continued)

and financial condition however the management of the Company was hopeful that it will not significantly impact the business of the Company.

NOTE 11. GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities

SUPPLEMENTAL INFORMATION

RUMBLE MOTORS, INC.
SUPPLEMENTARY SCHEDULE
GENERAL AND ADMINISTRATION EXPENSES
For the Twelve Months Ended Dec. 31, 2021 and Dec. 31, 2020

	Twelve Months Ended 2021	Twelve Months Ended 2020
General and administrative expenses		
Professional & contracted Services	79,081	95,928
Advertising	106,132	105,065
Charitable Donations	515	188
Dues & subscriptions	7,413	2,562
Legal Fee	7,671	302,456
Meals & Entertainment	3,033	3,992
Office supplies & Computer related expenses	28,095	4,376
Merchant fee	1,885	11,892
Postage & mailing fee	1,153	222
Repairs & maintenance	2,687	1,419
Travel	10,169	5,330
Bank Charges	2,293	1,920
Auto Expense	4,403	953
Other Business Expenses	4,867	15
Total General and Administrative expenses	**(259,397)**	**(536,318)**

CERTIFICATION

    I, Reza Khademi Sr, Principal Executive Officer of Rumble Motors, Inc., hereby certify that the financial statements of Rumble Motors, Inc. included in this Report are true and complete in all material respects.

Reza Khademi Sr

CEO, Director

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